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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE  ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

Commission File Number: 0-29862

FORUM NATIONAL INVESTMENTS LTD.

(Translation of registrant's name into English)

180A, 13040 Richmond, British Columbia  V7E 2G1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F   [               ] Form 40-X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Annual General & Special Meeting

Set forth herein as Exhibit 99.1, 99.2 and 99.3 respectively is a copy of the Notice of Annual General & Special Meeting, Meeting Information Circular and Proxy Statement of Forum National Investments Ltd. (the “Issuer”) dated for reference February 1, 2007.

Results of Annual General & Special Meeting

The Stockholders of the Issuer approved all resolutions brought before them at the Issuer’s Annual and Special Meeting held in Vancouver, British Columbia, on March 5, 2007.

Highlights of the meeting include:

Election of Directors

The following board members stood for election and were duly re-elected: Messrs. Daniel Clozza, and Martin Tutschek.

Forward Split of Issuer’s Common Stock

Shareholders approved a special resolution to, subject to the sole discretion of the Board of Directors, to forward split the common stock of the Issuer up to (5) five shares of common stock for each share of common stock currently held.

Create Class A and Class B Preferred Stock

Shareholders approved a special resolution to create and authorize the issuance of Class A non-dilutive Preferred Stock (the “Class A Preferred Shares”). The Class A Preferred Shares will convert into such number of common shares of the Issuer as would be equal to, after conversion, 50% of the number of fully diluted common shares of the Issuer. The other terms and conditions of the Class A Preferred Shares are to be determined by the Board of Directors at their sole discretion at or around the time that the Class A Preferred Shares are to be issued.

Shareholders approved a special resolution to create and authorize the issuance of Class B Preferred Stock (the “Class B Preferred Shares”). The terms and conditions of the Class B Preferred Shares are to be determined by the Board of Directors at their sole discretion at or around the time that the Class B Preferred Shares are to be issued.

Other AGM Results

SmytheRatcliffe LLP, Chartered Accountants, were re-appointed as auditors of the Issuer for the ensuing year, and the directors were authorized to fix the remuneration to be paid to the auditors.

EXHIBITS

Exhibit No        The following documents were sent to the stockholders of the Issuer:

99.1      Notice of Annual General & Special Meeting

99.2      Annual General & Special Meeting Information Circular

99.3      Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORUM NATIONAL INVESTMENTS LTD.

 (Registrant)

Date: April 30, 2007   By: /s/ Martin Tutschek

Martin Tutschek

Title:Chief Financial Officer